Exhibit (k)(10)

AMENDMENT TO THE SUB-ADMINISTRATION AGREEMENT

WHEREAS, Aberdeen Asset Management, Inc., ("AAM"), and Princeton Administrators, LLC ("Princeton" or the "Sub-administrator") have entered into a Sub-Administration Agreement, dated September 30, 2004;

WHEREAS, the parties hereto desire to amend the Agreement pursuant to Article 6 of the Agreement; and

WHEREAS, the parties hereto desire to amend the Agreement to amend certain provisions as set forth below.

NOW, THEREFORE, AAM and the Sub-administrator hereby amend the Agreement as follows:

I.	Article 1 of the Agreement is amended to add the following new subsection (v):
1.	Duties of the Sub-administrator.
(v)

Prospectus Compliance Services. The Sub-administrator shall provide periodic testing of the portfolios to assist AAM in complying with Internal Revenue Code mandatory qualification requirements, the requirements of the Investment Company Act of 1940, as amended and Fund prospectus limitations as may be mutually agreed upon, in each case, subject to the control, supervision and direction of the AAM and the review and comment by independent registered public accountants and legal counsel and in accordance with procedures which may be established from time to time between AAM and the Sub- Administrator.

II.	Article 2 of the Agreement is amended to add the following:

Prospectus Compliance Services

The sub-administrator will receive an additional annual fee of $105,000 for compliance services rendered to AAM on behalf of the Fund complex.

IN WITNESS HEREOF, the parties hereto have executed this Amendment as of this 30th day of November, 2006.

ABERDEEN ASSET MANAGEMENT, INC.

By /s/ Christian Pittard

Name: Christian Pittard

Title: Director

PRINCETON ADMINISTRATORS, LLC

By /s/ Donald C. Burke

Name: Donald C. Burke

Title: Managing Director